Koor Industries Limited
                            (An Israeli Corporation)

                              Financial Statements
                              As at March 31, 2005
                                   (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at March 31, 2005
--------------------------------------------------------------------------------

Contents


                                                                            Page


Review Report of the auditors                                                  2


Condensed Consolidated Interim Financial Statements at March 31, 2005
(unaudited):

Condensed Consolidated Interim Balance Sheet                                   3

Condensed Consolidated Interim Statements of Income                            4

Condensed Interim Statements of Shareholders' Equity                           5

Condensed Consolidated Statements of Cash Flows                                8

Notes to the Interim Financial Statements                                     13

[LOGO]  KPMG

          Somekh Chaikin                       Telephone   972 3 684 8000
          KPMG Millennium Tower                Fax   972 3 684 8444
          17 Ha'arba'a Street, PO Box 609      Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel



The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2005, the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the three month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at March 31, 2005 constitute 31% of the total consolidated assets and whose revenues for the three months then ended constitute 54% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at March 31, 2005 totaled approximately NIS 279 million, and the equity of Koor in their earnings for the three months then ended totaled approximately NIS 44 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel.


Somekh Chaikin
Certified Public Accountants (Isr.)


May 24, 2005




           Somekh Chaikin, a partnership under the Israeli
           Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.




Condensed Consolidated Interim Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                             ---------------
                                                                 March 31                     December 31           March 31
                                                       --------------------------------
                                                                *2005              2004              2004               2005
                                                       --------------  ----------------   ---------------   ----------------
                                                                 Unaudited                        Audited          Unaudited
                                                       --------------------------------   ----------------  ----------------
                                                                        NIS thousands                          US$ thousands
                                                       ---------------------------------------------------  ----------------
Assets

Current assets
Cash and cash equivalents                                    396,708          1,153,202           617,310            90,967
Short-term deposits and investments                          379,747            451,181           416,468            87,078
Trade receivables                                            602,846          2,549,962         2,173,599           138,236
Other accounts receivable                                    230,592            443,610           528,983            52,876
Inventories and work in progress,
 net of customer advances                                    328,706          1,779,391         2,294,885            75,374
Assets designated for sale                                    41,575             42,335            41,765             9,533
                                                        -------------  -----------------    --------------  ----------------
Total current assets                                       1,980,174          6,419,681         6,073,010           454,064
                                                        -------------  -----------------    --------------  ----------------

Investments and long-term
 Receivables
Investments in affiliates                                  2,816,910            971,564         1,375,160            645,932
Other investments and receivables                            374,850            466,910           489,031            85,956
                                                        -------------  -----------------    --------------  ----------------
                                                           3,191,760          1,438,474         1,864,191           731,888
                                                        -------------  -----------------    --------------  ----------------
Fixed assets, net
                                                             967,420          2,977,175         2,852,907           221,834
                                                        -------------  -----------------    --------------  ----------------

Intangible assets, deferred tax assets
 and deferred expenses, net                                   31,775          2,170,041         2,357,458             7,286
                                                        -------------  -----------------    --------------  ----------------





                                                           6,171,129         13,005,371        13,147,566         1,415,072
                                                        =============  =================    ==============  ================



*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.





                                                                                                     Koor Industries Limited
                                                                                                    (An Israeli Corporation)


----------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                           -----------------
                                                                 March 31                     December 31           March 31
                                                        -------------------------------  ----------------
                                                                *2005              2004              2004               2005
                                                        -------------  ----------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                        -------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                        -------------------------------------------------  -----------------

Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                               1,005,958          1,397,949         1,738,456           230,672
Trade payables                                               318,987          1,422,581         1,667,455            73,145
Other payables                                               519,735          1,225,006         1,369,442           119,178
Customer advances, net of costs incurred
 on projects                                                 217,888            207,014           211,207            49,963
                                                        -------------  ----------------  ----------------  -----------------
Total current liabilities                                  2,062,568          4,252,550         4,986,560           472,958
                                                        -------------  ----------------  ----------------  -----------------

Long-term liabilities
Net of current maturities:
Bank loans                                                 1,591,006          2,930,372         2,208,096           364,826
Other loans                                                   94,023            116,267           133,019            21,560
Convertible debentures of
 subsidiary                                                        -            656,560           646,200                 -
Customer advances                                            115,567            176,629           142,164            26,500
Deferred taxes                                                     -            249,131           240,468                 -
Liability for employee severance
 benefits, net                                               117,934            189,687           197,168            27,043
                                                        -------------  ----------------  ----------------  -----------------
Total long-term liabilities                                1,918,530          4,318,646         3,567,115           439,929
                                                        -------------  ----------------  ----------------  -----------------

Convertible debentures of subsidiary                               -            319,278           165,091                 -
                                                        -------------  ----------------  ----------------  -----------------

Minority interest                                            128,768          2,159,231         2,552,333            29,527
                                                        -------------  ----------------  ----------------  -----------------
Shareholders' equity                                       2,061,263          1,955,666         1,876,467           472,658
                                                        -------------  ----------------  ----------------  -----------------


                                                        -------------  ----------------  ----------------  -----------------
                                                           6,171,129         13,005,371        13,147,566         1,415,072
                                                        =============  ================  ================  =================



                 ----------------------------  ----------------------------------  ---------------------------
                        Jonathan Kolber                Prof. Gabriela Shalev               Yuval Yanai
                             CEO                       Member of the Board           Executive Vice President
                                                          of Directors                       and CFO

May 24, 2005


                                                                                                                                   3




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


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)
Condensed Consolidated Interim Statements of Income
----------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                           -----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                    ------------------------------------
                                                                *2005              2004              2003               2005
                                                    -----------------  -----------------  ---------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                    ------------------------------------  ---------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                    -----------------------------------------------------  -----------------

Revenue from sales and services                              545,958          2,399,908         9,228,673           125,191
Cost of sales and services                                  (455,656)        (1,619,832)       (6,287,679)         (104,484)
                                                    -----------------  -----------------  ---------------  -----------------

Gross profit                                                  90,302            780,076         2,940,994            20,707
Selling and marketing expenses                               (54,559)          (271,109)       (1,172,204)          (12,511)
General and administrative expenses                          (54,344)          (136,797)         (526,004)          (12,461)
                                                    -----------------  -----------------  ---------------  -----------------

Operating earnings (loss)                                    (18,601)           372,170         1,242,786            (4,265)
Finance expenses, net                                        (37,523)           (81,199)         (271,362)           (8,605)
                                                    -----------------  -----------------  ---------------  -----------------

                                                             (56,124)           290,971           971,424           (12,870)
Other income (expenses), net                                 147,116             79,242           (78,759)           33,735
                                                    -----------------  -----------------  ---------------  -----------------

Earnings before income tax                                    90,992            370,213           892,665            20,865
Income tax                                                   (76,560)          (162,814)         (287,100)          (17,556)
                                                    -----------------  -----------------  ---------------  -----------------
                                                              14,432            207,399           605,565             3,309
Group's equity in the operating results
 of affiliates, net                                           93,344             (8,330)          (27,687)           21,404
                                                    -----------------  -----------------  ---------------  -----------------
                                                             107,776            199,069           577,878            24,713
Minority interest in subsidiary's
 results, net                                                  4,270           (105,265)         (432,888)              979
                                                    -----------------  -----------------  ---------------  -----------------
Net earnings from continuing activities                      112,046             93,804           144,990            25,692

Cumulative effect as at beginning of
 year of change in accounting method
 (Note 1B)                                                    (3,054)                 -                 -              (700)
                                                    -----------------  -----------------  ---------------  -----------------

Net earnings for the period                                  108,992             93,804           144,990            24,992
                                                    -----------------  -----------------  ---------------  -----------------

                                                                  NIS                NIS              NIS                US$
                                                    -----------------  -----------------  ---------------  -----------------

Basic and diluted earnings (loss) per NIS 1
 par value of the ordinary shares
Continuing activities                                          6.833              5.777             8.851             1.566
Cumulative effect as at beginning of the
 year of change in accounting method                          (0.186)                 -                 -            (0.042)
                                                    -----------------  -----------------  ---------------  -----------------
Net earnings per share                                         6.647              5.777             8.851            (1.524)
                                                    =================  =================  ===============  =================

*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.


                                                                                                                                   4




                                                                                                        Koor Industries Limited
                                                                                                           (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                        Company
                                                                                                                 shares held by
                                                                           Number of                                the company
                                                                            ordinary         Share      Capital             and
                                                                          shares (1)       capital     reserves    subsidiaries
                                                                      --------------   -----------   ----------  --------------
                                                                                                       NIS thousands
                                                                                       ----------------------------------------
Balance as at January 1, 2005 (Audited)                                  15,824,185        564,515    2,564,099        (80,321)

Changes during the three months ended
 March 31, 2005 (Unaudited):
Net earnings for the period                                                       -              -            -              -
Exercise of stock option granted to employees                                55,317             *-            -              -
Cumulative foreign currency translation adjustments                               -              -            -              -
                                                                      --------------   -----------   ----------  --------------
Balance as at March 31, 2005 (Unaudited)                                 15,879,502        564,515    2,564,099        (80,321)
                                                                      ==============   ===========   ==========  ==============

                                                                                                                        Company
                                                                                                                 shares held by
                                                                           Number of                                the company
                                                                            ordinary         Share      Capital             and
                                                                          shares (1)       capital     reserves    subsidiaries
                                                                      --------------   -----------   ----------  --------------
                                                                                                       NIS thousands
                                                                                       ----------------------------------------
Balance as at January 1, 2004 (Audited)                                  15,741,160        564,515    2,564,099        (80,321)

Changes during the three months ended
 March 31, 2004 (Unaudited):
Net earnings for the period                                                       -              -            -              -
Exercise of stock option granted to employees                                31,301             *-            -              -
Cumulative foreign currency translation adjustments                               -              -            -              -
                                                                      --------------   -----------   ----------  --------------
Balance as at March 31, 2004 (Unaudited)                                 15,772,461        564,515    2,564,099        (80,321)
                                                                      ==============   ===========   ==========  ==============


(TABLE CONTINUED)


                                                                              Cumulative
                                                                                 foreign
                                                                                currency        Retained            Total
                                                                             translation        earnings    Shareholders'
                                                                             adjustments       (deficit)           equity
                                                                      ------------------  --------------   --------------
                                                                                            NIS thousands
                                                                      ---------------------------------------------------
Balance as at January 1, 2005 (Audited)                                        (205,674)       (966,152)        1,876,467

Changes during the three months ended
 March 31, 2005 (Unaudited):
Net earnings for the period                                                           -         108,992           108,992
Exercise of stock option granted to employees                                         -               -                *-
Cumulative foreign currency translation adjustments                              75,804               -            75,804
                                                                      ------------------  --------------   --------------
Balance as at March 31, 2005 (Unaudited)                                       (129,870)       (857,160)        2,061,263
                                                                      ==================  ==============   ==============

                                                                              Cumulative
                                                                                 foreign
                                                                                currency        Retained            Total
                                                                             translation        earnings    Shareholders'
                                                                             adjustments       (deficit)           equity
                                                                      ------------------  --------------   --------------
                                                                                            NIS thousands
                                                                      ---------------------------------------------------
Balance as at January 1, 2004 (Audited)                                        (196,758)     (1,111,142)        1,740,393

Changes during the three months ended
 March 31, 2004 (Unaudited):
Net earnings for the period                                                           -          93,804           93,804
Exercise of stock option granted to employees                                         -               -               *-
Cumulative foreign currency translation adjustments                             121,469               -          121,469
                                                                      ------------------  --------------   -------------
Balance as at March 31, 2004 (Unaudited)                                        (75,289)     (1,017,338)       1,955,666
                                                                      ==================  ==============   =============

(1) Net of the holdings by the Company and subsidiaries.

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.


                                                                                                                                   5



                                                                                                        Koor Industries Limited
                                                                                                           (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                        Company
                                                                                                                 shares held by
                                                                           Number of                                the company
                                                                            ordinary         Share      Capital             and
                                                                          shares (1)       capital     reserves    subsidiaries
                                                                      --------------   -----------   ----------  --------------
                                                                                                       NIS thousands
                                                                                       ----------------------------------------

Balance as at January 1, 2004 (Audited)                                  15,741,160        564,515    2,564,099        (80,321)

Changes during 2004 (Audited):
Net earnings                                                                      -              -            -              -
Exercise of stock options granted to employees                               83,025             *-            -              -
Cumulative foreign currency
 translation adjustments, net                                                     -              -            -              -
                                                                      --------------   -----------   ----------  --------------
Balance as at December 31, 2004 (Audited)                                15,824,185        564,515    2,564,099        (80,321)
                                                                      ==============   ===========   ==========  ==============


(TABLE CONTINUED)


                                                                                Cumulative
                                                                                   foreign
                                                                                  currency        Retained               Total
                                                                               transaction        earnings       Shareholders'
                                                                               adjustments       (deficit)              equity
                                                                      --------------------  --------------   -----------------
                                                                                            NIS thousands
                                                                      --------------------------------------------------------

Balance as at January 1, 2004 (Audited)                                          (196,758)     (1,111,142)           1,740,393

Changes during 2004 (Audited):
Net earnings                                                                            -         144,990              144,990
Exercise of stock options granted to employees                                          -               -                   *-
Cumulative foreign currency
 translation adjustments, net                                                      (8,916)              -               (8,916)
                                                                      --------------------  --------------   -----------------
Balance as at December 31, 2004 (Audited)                                        (205,674)       (966,152)           1,876,467
                                                                      ====================  ==============   =================




* Represents an amount lower than NIS 1,000.

(1) Net of the holdings by the Company and subsidiaries.


The accompanying notes are an integral part of the financial statements.


                                                                                                                                   6



                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A3)


                                                                                         Cumulative
                                                                          Company           foreign
                                                                           shares           currency        Retained           Total
                                              Share       Capital          held by       translation        earnings   Shareholders'
                                             capital      reserves     subsidiaries      adjustments       (deficit)          equity
                                         -----------  ------------  ---------------  ---------------  --------------  --------------
                                                                           US$ thousands
                                         -------------------------------------------------------------------------------------------

Balance as at January 1, 2005 (Audited)      129,446       587,962         (18,418)         (47,162)       (221,544)         430,284

Changes during the three months ended
 March 31, 2005 (Unaudited)
Net earnings                                       -             -               -                -          24,992           24,992
Exercise of stock options to employees            *-             -               -                -               -               *-
Cumulative foreign currency translation
 adjustments                                       -             -               -           17,382               -           17,382
                                         -----------  ------------  ---------------  ---------------  --------------  --------------

Balance as at March 31, 2005 (Audited)       129,446       587,962         (18,418)         (29,780)       (196,552)         472,658
                                         ===========  ============  ===============  ===============    ============  ==============



* Represents an amount lower than US$ 1,000.

The accompanying notes are an integral part of the financial statements.


                                                                                                                                   7




                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                     ----------------------------------
                                                                *2005              2004              2004               2005
                                                     ----------------  ----------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                     ----------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                     ----------------------------------------------------  -----------------
Cash flows generated by operating activities
Net earnings for the period                                  108,992            93,804            144,990            24,992
Adjustments to reconcile net earnings
 (losses) in net cash flows generated by
 operating activities (A)                                   (193,540)          (74,465)           745,683           (44,380)
                                                     ----------------  ----------------  ----------------  -----------------
Net cash inflow (outflow)
 generated by operating activities                           (84,548)           19,339            890,673           (19,388)
                                                     ----------------  ----------------  ----------------  -----------------

Cash flows generated by investing activities:
Purchase of fixed assets                                     (12,153)          (57,478)          (232,146)           (2,787)
Investment grants in respect of fixed assets                     728                 -              6,908               167
Amounts charged to intangible assets
 and deferred expenses                                        (1,448)          (27,077)          (153,206)             (332)
Acquisition of subsidiaries (B)                                    -                 -           (299,305)                -
Investments in affiliates                                          -              (557)          (646,672)                -
Loans granted to affiliates                                        -                 -             (1,680)                -
Proceeds from realization of investment in
 formerly consolidated subsidiary, net of
 cash in this subsidiary at the time it
 ceased being consolidated (C)                               199,953                 -                  -            45,850
Repayment of liability in respect of
 subsidiary in prior years                                         -                 -            (28,309)                -
Acquisition of minority interest
 in subsidiaries                                                   -                 -             (4,762)                -
Proceeds from disposal of investments
 in investees companies and others                                 -           425,507            636,286                 -
Proceeds from sale of fixed assets
 and intangible assets                                         2,105             6,613             10,519               483
Investment in venture capital companies                         (818)          (11,161)           (34,928)             (188)
Decrease (increase) in other investments, net                (23,920)            7,263             (5,110)           (5,485)
Decrease (increase) in short term deposits
 and investments, net                                         44,495           (85,009)            (8,673)           10,203
Proceeds from realization of shares of
 subsidiary now proportionately
 consolidated (D)                                                  -                 -             38,239                 -
                                                     ----------------  ----------------  ----------------  ----------------
Net cash inflow (outflow)
 generated by investing activities                           208,942           258,101           (722,839)           47,911
                                                     ----------------  ----------------  ----------------  ----------------


*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.


                                                                                                                                   8



                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

Reported amounts

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                    -----------------------------------
                                                                *2005              2004              2004               2005
                                                    -----------------  ----------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                    -----------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                    -----------------------------------------------------  -----------------
Cash flows generated by financing activities:
Issuance of equity to minority interest in
 subsidiaries                                                      -                  -           14,617                  -
Dividend paid to minority interest in
 subsidiaries                                                      -            (16,809)        (107,006)                 -
Payment of suppliers' credit received for
 the purchase of fixed assets                                      -            (28,391)               -                  -
Issuance of convertible debentures by
 subsidiary                                                        -            646,712          665,982                  -
Proceeds of long-term loans and other
 long-term liabilities                                        10,302            250,592        1,063,387              2,362
Repayment of long-term loans, debentures
 and other long-term liabilities                            (380,720)          (602,039)      (1,791,112)           (87,301)
Increase in credit from banks and
 others, net                                                  21,285             15,930           26,063              4,881
                                                    -----------------  ----------------  ----------------  -----------------

Net cash inflow (outflow)
 generated by financing activities                          (349,133)           265,995         (128,069)           (80,058)
                                                    -----------------  ----------------  ----------------  -----------------

Translation differences in respect of cash
balances of autonomous foreign
 investee companies                                            4,137             16,364          (15,858)               950
                                                    -----------------  ----------------  ----------------  -----------------

Increase (decrease) in cash and cash
 equivalents                                                (220,602)           559,799           23,907            (50,585)

Balance of cash and cash equivalents at
 beginning of period                                         617,310            593,403          593,403            141,552
                                                    -----------------  ----------------  ----------------  -----------------

Balance of cash and cash equivalents at
 end of period                                               396,708          1,153,202          617,310             90,967
                                                    =================  ================  ================  =================


*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.


                                                                                                                                   9





                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

Reported amounts

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                    -----------------------------------
                                                                 *2005             2004              2004               2005
                                                    ------------------  ---------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                    -----------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                    -----------------------------------------------------  -----------------

A.   Adjustments to reconcile net earnings
     (losses) to cash flows generated by
     operating activities:

Income and expenses not involving cash
 flows:

Minority interest in subsidiaries' results, net               (4,270)          105,265           432,888               (979)
Equity in operating results of affiliates, net
 (including cumulative effect as at beginning
 of year of change in accounting method)                      90,290             8,330            27,687            (20,704)
Depreciation and amortization                                 29,881           123,396           463,800              6,852
Deferred taxes, net                                           81,917            86,332            49,647             18,784
Increase (decrease) in liabilities in respect
 of employee severance benefits, net                          42,654            (7,602)           20,619              9,781
Net capital losses (gains) from realization:
 Fixed assets and intangible assets                             (216)           (1,392)           16,091                (50)
 Investments in formerly
  consolidated subsidiaries                                 (200,987)                -                 -            (46,087)
 Investments in investee companies                                 -          (160,361)         (227,477)                 -
Inflationary erosion (linkage) of principal of
 long-term loans, other long-term liabilities
 and credit from banks and others                              2,576           (14,336)            8,241                590
Inflationary erosion (linkage) of value of
 investments, deposits and loans receivable                      909            (9,973)            9,314                209
Impairment in value of assets and investments                 13,061            29,737            58,144              2,995
                                                    ------------------  ---------------  ----------------  -----------------
                                                            (124,765)          159,396           858,954            (28,609)
                                                    ------------------  ---------------  ----------------  -----------------

Changes in operating assets and liability
 items:
Increase in trade receivables and other
 receivables (after taking into account
 non-current receivables)                                   (101,786)         (453,168)          (71,964)           (23,340)
Decrease (increase) in inventories, projects in
 progress and customer advances (including
 long-term customer advances and deposits)                   (33,711)          187,864          (319,645)            (7,730)
Increase in trade payables and
 other payables                                               66,722            31,443           278,338             15,299
                                                    ------------------  ---------------  ----------------  -----------------
                                                             (68,775)         (233,861)         (113,271)           (15,771)
                                                    ------------------  ---------------  ----------------  -----------------
                                                            (193,540)          (74,465)          745,683            (44,380)
                                                    ==================  ===============  ================  =================


*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.


                                                                                                                                  10




                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

Reported amounts


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                    -------------------------------
                                                                  2005             2004              2004               2005
                                                    ------------------  ---------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                    -----------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                    -----------------------------------------------------  -----------------
B. Acquisition of subsidiaries
Assets and liabilities of the subsidiaries
at date of acquisition

Working capital surplus, excluding
 cash and cash equivalents                                           -                -          (34,493)                 -
Fixed assets and investments, net                                    -                -         (287,724)                 -
Issuance of shares by investee company                                                            34,238
Long-term liabilities                                                -                -          187,144                  -
Goodwill                                                                                        (198,470)
                                                    ------------------  ---------------  ----------------  ----------------
                                                                     -                -         (299,305)                 -
                                                    ==================  ===============  ================  ================

C.   Proceeds from realization of investment
     in formerly consolidated subsidiary, net of cash in this subsidiary at the time it ceased being consolidated:

Assets and liabilities of the formerly
 consolidated subsidiary at the time it
 ceased being consolidated:

Net working capital, excluding cash and
 cash equivalents                                          (1,031,023)                -                 -           (236,419)
Fixed assets and investments                               (1,971,804)                -                 -           (452,145)
Intangible assets                                          (2,316,290)                -                 -           (531,137)
Long-term liabilities                                       1,601,477                 -                 -            367,227
Minority interest                                           2,420,820                 -                 -            555,107
Realization of capital reserve from
 translation differences                                      (18,141)                -                 -             (4,160)
Capital gain on sale of investments in subsidiaries          (200,987)                -                 -            (46,087)
                                                    ------------------  ---------------  ----------------  -----------------
                                                           (1,515,948)                -                 -           (347,614)
Investment in affiliated company (following
 discontinuance of its consolidation -
 see note 3B(1))                                            1,315,995                 -                 -            301,765
                                                    ------------------  ---------------  ----------------  -----------------
                                                             (199,953)                -                 -            (45,849)
                                                    ==================  ===============  ================  =================

D. Proceeds from realization of subsidiary's shares that became proportionately consolidated

Working capital surplus excluding cash and
 cash equivalents                                                    -                -           23,057                  -
Fixed assets, investments and other assets                           -                -           40,851                  -
Long-term liabilities                                                                            (25,544)                 -
Capital gain                                                         -                -             (125)                 -
                                                    ------------------  ---------------  ----------------  -----------------
                                                                     -                -           38,239                  -
                                                    ==================  ===============  ================  =================


                                                                                                                                  11




                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

Reported amounts

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                     Year       Three months
                                                                                                    ended              ended
                                                        Three months ended March 31           December 31           March 31
                                                    -------------------------------
                                                                 2005              2004              2004               2005
                                                    -----------------  ----------------  ----------------  -----------------
                                                                 Unaudited                        Audited          Unaudited
                                                    -----------------------------------  ----------------  -----------------
                                                                        NIS thousands                          US$ thousands
                                                    -----------------------------------------------------  -----------------

E. Non-cash transactions:

Purchase of fixed assets by credit                             5,542             11,339            9,172              1,271
                                                    =================  ================  ================  =================

Purchase of other assets by credit                                 -             13,584           28,178                  -
                                                    =================  ================  ================  =================

Proposed dividend to minority shareholders
 by subsidiaries                                                   -             19,270           29,614                  -
                                                    =================  ================  ================  =================

Dividend in kind from affiliate company                            -                  -           33,363                  -
                                                    =================  ================  ================  =================

Loans converted into shareholders' equity
 of subsidiary                                                     -                  -           14,042                  -
                                                    =================  ================  ================  =================

Investment grant not yet received                                  -              1,292                 -                 -
                                                    =================  ================  ================  =================





The accompanying notes are an integral part of the financial statements.


                                                                                                                                  12


                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies

     A.   General

     1. These financial statements were prepared in conformity with the generally accepted accounting principles applicable to interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB").

     2. These financial statements were prepared at March 31, 2005 and for the three-month period then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2004 ("the annual financial statements").

     3. The adjusted interim financial statements as at March 31, 2005, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.361). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

     4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2004, except as mentioned in Note 1B.


     B.   First-time application of accounting standards

     Accounting Standard No. 19 - Taxes on Income

     In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income", which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. The new Standard will apply to financial statements beginning on January 1, 2005. The first-time application of the Standard has a one-time cumulative effect, as at January 1, 2005, of reducing net earnings by NIS 3 million, as a result of application of the Standard by an investee.
     The annual financial statements of the Company as at December 31, 2004 include footnote disclosure, whereby the effect of the first-time application of Standard 19 were an increase in net earnings of NIS 19 million, (due mainly to the recording of deferred taxes in an investee for intercompany sales revenues). As a result of a reexamination of Standard 19 by the investee, regarding the creation of deferred taxes for unrealized intercompany sales, the investee's management reached the conclusion that continuing to apply the "deferral approach", whereby it would continue to allocate taxes to this income, based on the tax rate applicable to the seller company, is consistent with the provisions of Opinion 57 of the Institute of Certified Public Accountants in Israel.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------


Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

     Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting period:

                                              Israeli         Exchange rate
                                                 CPI           of one Dollar
                                            -----------     ----------------
                                               Points              NIS
                                            -----------     ----------------

         At March 31, 2005                     179.66             4.361
         At March 31, 2004                     178.40             4.528
         At December 31, 2004                  180.74             4.308


                                             Change in %       Change in %
                                            ------------    ----------------
         For the three months ended
          March 31, 2005                       (0.6)              1.2
         For the three months ended
          March 31, 2004                       (0.1)              3.4
         For the year ended
          December 31, 2004                     1.2              (1.6)


Note 3 - Information Regarding Certain Investees

     A.   ECI Telecom Ltd. ("ECI") - an affiliate

     1. In February 2005, ECI entered into a preliminary agreement to sell the balance of long-term receivables to ABN Amro Bank for the sum of approximately 96 million dollars in cash, plus potentially a further amount of approximately 3.3 million dollars. In April 2005, the approvals for the sale were received and the receivables were sold to ABN. As a result, during the second quarter of 2005 ECI will recognize a net gain of 10.4 million dollars (excluding additional profit resulting from the contingent amount). The Company's equity in this gain will be NIS 14 million.

     2. In January 2005, the ECI was named as one of the defendants in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management believes that the allegations made in the complaint with respect to it are without merit.



                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

     3. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. Following is the adjustment of ECI's net earnings (loss) as reported in accordance with U.S.
          generally accepted accounting principles (US GAAP) to the net earnings
          (loss) according to Israeli generally accepted accounting principles:



                                                                               Three months       Three months
                                                                                      ended              ended        Year ended
                                                                                   March 31           March 31       December 31
                                                                                       2005               2004              2004
                                                                            ---------------   ----------------   ---------------
                                                                              US$ thousands      US$ thousands     US$ thousands
                                                                            ---------------   ----------------   ---------------


                  Net earnings ( loss) of ECI based on its
                   reporting according to US GAAP                                  10,432             (1,226)           10,153

                  Adjustments:
                  ------------
                  Finance income (expenses) - FAS 133                              12,226              4,595            (8,303)
                  Tax expenses                                                          -               (155)           (1,529)
                  Amortization of excess cost attributed to
                   intangible assets                                                 (133)              (363)           (1,233)
                  Gain from marketable securities                                       -             (1,282)           (1,282)
                  Decline in value of assets                                            -                  -               968
                                                                            --------------   ----------------   ---------------

                  Net earnings (loss) of ECI according to
                   Israeli GAAP                                                    22,525              1,569            (1,226)
                                                                            ==============   ================   ===============

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate

     1. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. The resultant gain (pre-tax) of NIS 201 million was included in the current reporting period in "other income (expenses), net". Additionally, as a result of the sale, Koor utilized a deferred tax asset of NIS 69 million that had been created in 2004, because of expectations to utilize carryforward tax losses. Under the terms of the sale, Koor undertook not to sell additional shares of M-A Industries for a nine-month period from the date of sale.

          As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees by M-A Industries, Koor's holding percentage in the voting rights of M-A Industries at March 31, 2005 is 34% (28.6% on a fully diluted basis).

          Following the sale of the shares in Feburary 2005, Koor evaluated the implication for continuing to consolidated M-A Industries in the financial statements of Koor, beginning from the first quarter of 2005.



                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate
          (cont'd)

          Based on an evaluation of the range of circumstances created as a result of the aforementioned sale of its holdings, Koor's management decided that continuation of the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries in the financial statements of Koor was discontinued, and the investment therein is stated by the equity method.

          Below is data in the balance sheet of M-A Industries as at:


                                                                                                  March 31       December 31
                                                                                                      2004              2004
                                                                                           ---------------  ----------------
                                                                                               (Unaudited)         (Audited)
                                                                                           ---------------  ----------------
                                                                                             NIS thousands     NIS thousands
                                                                                           ---------------  ----------------

                  Current assets                                                                4,359,617         4,089,905
                  Non-current assets                                                            4,086,139         4,288,094
                  Current liabilities                                                           2,558,858         2,884,505
                  Long-term liabilities                                                         2,436,128         1,601,477


          Below is the data in the results of M-A Industries:

                                                                                              Three months              Year
                                                                                                     ended             ended
                                                                                                  March 31       December 31
                                                                                                      2004              2004
                                                                                           ---------------  ----------------
                                                                                               (Unaudited)         (Audited)
                                                                                           ---------------  ----------------
                                                                                             NIS thousands     NIS thousands
                                                                                           ---------------  ----------------

                  Revenues                                                                      1,849,815         6,895,238
                  Operating costs and expenses                                                  1,468,640         5,594,734


     2. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to NIS 869 million (March 31, 2004 - NIS 676 million; December 31, 2004 - NIS 613 million).

          The maximum amount of financial resources expected to be made available to the Purchasing Companies to purchase the trade receivables of the subsidiaries is 250 million dollars, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

     3. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers. The indemnification amount as at the balance sheet date is NIS 370 million (December 31, 2004 - NIS 385 million).

     4. During and subsequent to the reporting period, M-A Industries' board of directors resolved to distribute a dividend of NIS 135 million. The
          Company's share of the dividend is NIS 46 million.


                                                                                                                                  16


                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate
          (cont'd)

     5. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options exercisable were allotted, for up to 14,900 thousand ordinary registered shares of par value NIS 1 of M-A Industries. Assuming all the options are exercised, the recipients will hold approximately 3.05% of M-A Industries paid share capital, including 2,500 thousand options that were deposited with a trustee for future distribution. However, the offerees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.


     C.   Telrad Networks Ltd. ("Telrad") - a subsidiary

          In 2004, Telrad's board of directors approved a reorganization plan that includes employee layoffs. The financial statements for the reporting period included in the item "other income (expenses), net" an expense of NIS 40 million (expenses of the reorganization plan in 2004 amounted to NIS 29 million).


     D.   Tadiran Communications Ltd. ("Tadiran Communications") - affiliate

          On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federman"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications (33%) to Elbit for 146 million dollars ("Elbit sale"). Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federmann for 99 million dollars ("Federmann sale"). On March 1, 2005, a general meeting of the shareholders of Elbit ratified the Elbit sale.

          The two sales are interconnected and will be executed, subject to the conditions stipulated in the agreements, including approval of the Anti-Trust Commissioner and other approvals, in two stages, as follows:

          In the first stage, Koor will sell 13.8% of Tadiran Communications to Elbit for 63 million dollars and concurrently Koor will acquire 5.3% of the shares of Elbit from Federmann for 53 million dollars. After the closing of the first stage, Koor will be entitled to appoint one director to Elbit's board of directors, and Elbit will be entitled to appoint three of the members of Tadiran Communications' board of directors.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

     D. Tadiran Communications Ltd. ("Tadiran Communications") - affiliate (cont'd)

          In the second stage, Koor will sell the balance of its holdings in Tadiran Communications to Elbit for 83 million dollars and concurrently will acquire 4.5% of the shares of Elbit from Federmann for 46 million dollars. In addition to the aforementioned conditions, the second stage is contingent on the closing of a transaction in which Tadiran Communications will acquire from Koor the holdings of Koor (70%) in Elisra Elecronic System Ltd. The closing date for the second stage of the agreements was scheduled for September 30, 2005. If all the other suspending conditions are fulfilled, but the Elisra transaction has not been closed, the date will be postponed to April 30, 2006 or to another date agreed upon by the parties.

          After both stages in the Elbit sale and the Federmann sale are executed, Koor will no longer hold shares of Tadiran Communications, although it will hold 9.8% of the Elbit shares; in such a case, Koor will have the right to appoint 20% of Elbit's directors. One of the directors nominated by Koor will serve as Vice Chairman of the Board of Directors of Elbit.

          It was further agreed by the parties that if the second stage of the sales is not closed within sixteen months of the signature date of the agreements, then the board of directors of Tadiran Communications will be comprised in a manner whereby Koor and Elbit will have the same number of directors in the board of directors of Tadiran Communications, and there will be rotation of two-year terms for the chairman of the board, with Koor's candidate being the first to serve.

          On April 18, 2005, following receipt of the requisite approvals, the first stage of the transaction was closed. Following the closing of the first stage, the Company holds 18.6% of the shares of Tadiran Communications and 5.3% of the shares of Elbit, Koor and Elbit have an identical number of directors on the board of Tadiran Communications. The expected profit from the transaction is approximately NIS 11 million. Furthermore, the parties agreed to postpone the closing date for the second stage by an additional four months if necessary.


     E. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

     1. During the current reporting period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 13 million (in 2004 - NIS 58 million).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 4 - Contingent Liabilities

     1.   Anti-Trust Commissioner:

          On September 21, 2004 a suit was filed against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks (a proportionately consolidated company of Koor - "Telrad") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion. On March 10, 2005, the Company and the other defendants submitted to the District Court their decisive objection to the request of the plaintiff to certify the claim as a class action. The plaintiff has not yet filed its response to the objection. In the estimation of the Company, based on its legal counsel, the chances for the suit and for the action to be recognized as a class action are remote.

     2. On February 2, 2005, Koor's offices received notice from the Anti-Trust Authority that it was considering the possibility of prosecuting Koor, together with seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates), for violations of the Anti-Trust Law. The notice came in the wake of an investigation opened by the Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with two other companies in the years 1992-1998.

          According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 4 - Contingent Liabilities (cont'd)

     3.   Sheraton Moriah (Israel) Ltd.

          The other shareholders in Herods Hotel Spa and Recreation Ltd. ("Herods") ("the plaintiffs"), a proportionately consolidated company of Sheraton Moriah (Israel) Ltd. ("Sheraton"), a subsidiary of Koor, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and its subsidiary. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and Sheraton, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.

          On March 16, 2005, a compromise agreement was signed between Sheraton and Herods and the plaintiffs ("the parties"), whereby the parties agreed to resolve all the disputes that arose between them, and to instill proper relations in the management of Herods and in the management of the hotel owned by Herods. After the signing of this agreement, the parties agreed to withdraw all the legal proceedings they had instituted, in Israel and overseas.

          The parties signed a motion to confer the validity of a ruling on this agreement. The agreement is in effect until June 30, 2020.

     4.   Stamp duty

          In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") is applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for stamp duty.

          As of June 2003, the tax authorities notified of their intention to intensify their activities for enforcement of the law. The amendment to the law and the tax authorities' intention to enforce it, were brought before the Supreme Court for a hearing, on which a ruling has not yet been issued. Moreover, according to notification of the tax authorities, the Stamp duty is expected to be gradually eliminated, until it is fully cancelled in 2008.

          The Company and certain investees companies received request from the Tax Authorities to produce documents.
          In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the Companies are not expected to have material exposure in respect of any demand related to the Stamp Duty Law.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at March 31, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 5 - Events Subsequent to the Balance Sheet Date

     1. On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million per value in debentures for NIS 400 million in cash, as well as 800,000 options without consideration. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. Each option is exercisable for one ordinary share par value NIS 0.001 of the Company until April 30, 2010, at an exercise price of NIS 300. The Company intends to register for trade on the Tel-Aviv stock exchange the shares that will ensue from exercise of the options.

     2. On April 15, 2005, the Company sold the balance of its own shares that it held (193,229 shares) to an overseas institutional investor, in an off-market transaction, in consideration for approximately NIS 50 million.

     3. On May 15, 2005 ECI signed an agreement to acquire 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of 88 million dollars. The transaction is subject to certain conditions, which had not been fulfilled as at the date of signing the financial statements.

     4. Subsequent to the balance sheet date and until proximate to the signature date of the financial statements, 81,350 thousand dollars par value debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted to 17,913 thousand ordinary shares, NIS 1 par value of M-A Industries. Following the conversion, the Company's holdings in M-A Industries decreased to 32.6%. The Company will subsequently recognize a capital gain of approximately NIS 47 million in the second quarter of 2005.




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                                                                                                  Koor Industries Limited
                                                                                                 (An Israeli Corporation)


Notes to the Financial Statements as at March 31, 2005 (unaudited)
-------------------------------------------------------------------------------------------------------------------------

Note 6 - Business Segments

     Data regarding business segments of the Koor Group

                                                                                                              Year ended
                                                                           Three months ended March 31       December 31
                                                                        ---------------------------------
                                                                                   2005              2004           2004
                                                                        ---------------   ---------------  --------------
                                                                            (Unaudited)       (Unaudited)       (Audited)
                                                                        ---------------   ---------------  --------------
                                                                          NIS thousands     NIS thousands   NIS thousands
                                                                        ---------------   ---------------  --------------

         Revenues from sales and services

         Telecommunications                                                    122,763            163,971         615,057
         Defense electronics                                                   289,497            286,574       1,165,998
         Agro-chemicals (2)                                                          -          1,849,815       6,895,238
         Tourism                                                                91,992             73,918         430,280
         Others                                                                 41,706             25,630         122,100
                                                                        ---------------   ---------------  --------------
         Total segments                                                        545,958          2,399,908       9,228,673
                                                                        ===============   ===============  ==============

         Operating earnings (loss)

         Telecommunication                                                     (18,805)            (4,461)        (64,491)
         Defense electronics                                                    10,253              8,114          30,865
         Agro-chemicals (2)                                                          -            384,031       1,312,534
         Venture capital investments (1)                                          (594)              (574)         (1,457)
         Tourism                                                                (4,243)            (8,978)           (356)
         Others                                                                  4,695              2,550           8,386
                                                                        ---------------   ---------------  --------------
         Total segments                                                         (8,694)           380,682       1,285,481
         Joint general expenses                                                 (9,907)            (8,512)        (42,695)
                                                                        ---------------   ---------------  --------------
         Total operating earnings (losses)                                     (18,601)           372,170       1,242,786
                                                                        ==============-   ===============  ==============

         Group's equity in the operating results of affiliates, net

         Telecommunication                                                      13,055            (3,746)        (15,919)
         Agro-chemicals (2)                                                     89,664                 -               -
         Defense electronics                                                   (10,972)                -               -
         Venture capital investments                                               (82)              (85)           (329)
         Tourism                                                                   (80)             (767)           (907)
         Others                                                                  1,759            (3,732)        (10,532)
                                                                        ---------------   ---------------  --------------

         Total segments                                                         93,344            (8,330)        (27,687)
                                                                        ===============   ===============  ==============

         (1) Not including provisions for the decline in the recoverable value of venture capital investments.
         (2) Regarding discontinuance of the consolidation of M-A Industries Ltd from January 1, 2005, see Note 3B(1)


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